FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 12 June 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 12 June 2018, London, UK - LSE

GSK announces changes to Vaccines and Global Manufacturing & Supply leadership

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that Luc Debruyne, President, Vaccines, is to leave GSK at the end of the year. Roger Connor, currently GSK's President, Global Manufacturing & Supply (GMS), will become President, Vaccines on 1 September.

During a 27-year career at GSK, Luc has held a number of roles including General Manager for the Company in the Netherlands and Italy and Senior Vice President of the Pharmaceuticals business in Europe. For the last 5 years he has been President, Vaccines overseeing the successful integration of the Novartis vaccines business, including the R&D portfolios and manufacturing networks, aligning resources to priority projects, preparation of the Shingrix launch and building a stronger presence in the US.

Roger Connor has been on the Corporate Executive Team (CET) since 2012 as President, GMS and has led the strategic transformation of GSK's supply chain to support improved quality and supply performance. He has a proven track record of leading a complex, global organisation, developing organisational capability and driving cultural transformation.

With effect from 1 September, Regis Simard is appointed President, Pharmaceutical Supply Chain and will join CET. Regis is currently SVP Global Pharma Manufacturing and joined GSK in 2005 as a site director in France, having previously worked in the electronics, medical devices and pharmaceutical industries.

GSK - a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 12, 2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc